NYSE
AN ICE EXCHANGE

October 25, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of The 2023 ETF Series Trust II, under the Exchange Act of 1934:

- GMO International Value ETF
- GMO US Value ETF
- GMO International Quality ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com